Exhibit T3E.5
STELCO INC.
SECOND UPDATED INFORMATION REPORT
concerning the
Plan of Arrangement and Reorganization
involving
Stelco Inc. and its subsidiaries, Stelpipe Ltd., Stelwire Ltd.,
CHT Steel Company Inc. and Welland Pipe Ltd.
(collectively, the “Applicants”)
     Earlier today the Board of Stelco approved the Second Amended and Restated Plan of Arrangement and Reorganization of the Applicants dated December 8, 2005 (the “Second Amended and Restated Plan”). The Second Amended and Restated Plan will be considered at the adjourned Meetings of the Affected Creditors to be held on Friday, December 9, 2005. A copy of the Second Amended and Restated Plan, with the changes to the Amended and Restated Plan black lined, is posted to the Website (www.mccarthy.ca/en/ccaa).
     In an effort to ensure that all Affected Creditors have updated information before the Meetings, some of the changes to the information in the Updated Information Report dated December 5, 2005 are set out below. Capitalized terms used in this Report have the meanings given to them in the Circular dated October 5, 2005 sent to the Affected Creditors of the Applicants in connection with their Plan of Arrangement and Reorganization dated October 3, 2005 (the “Original Plan”).
1.	Treatment of Affected Creditors
     If the Second Amended and Restated Plan is implemented, each Affected Creditor will receive in satisfaction of all its claims except Unaffected Claims, its pro rata share of the following based on the amount of its Proven Claims:
(a)	New Secured FRNs in the aggregate principal amount of the US dollar equivalent of $275 million;

(b)	a Cash Pool, being the sum of (i) $106,562,500 and (ii) an amount equal to the product of $5.50 multiplied by the number of New Common Shares not acquired by Electing Affected Creditors pursuant to the Share Option described below; and

(c)	1.1 million New Common Shares.
     The Amended and Restated Plan dated December 4, 2005 provided that Affected Creditors would receive a pro rata share of the securities referred to in (a) and (c) above and $137.5 million in cash. In order to enable Affected Creditors who so desire to acquire additional New Common Shares, under the Second Amended and Restated Plan an Affected Creditor (an “Electing Affected Creditor”) may file an election to receive all or any part of its pro rata share of the $137.5 million in cash in New Common Shares at a price of $5.50 per share, up to a maximum of 5.625 million New Common Shares (the “Share Option”). If the aggregate number of shares in the elections exceed 5.625 million New Common Shares, the number of New Common Shares to be received will be pro rated, as nearly as may be, ignoring fractions, on the basis of the number of New Common Shares elected to be purchased.
     The Plan Sponsor Agreement will be amended to reduce the number of New Common Shares to be acquired thereunder by Tricap Management Limited by 625,000 New Common Shares and by each of Sunrise Partners Limited Partnership and Appaloosa Management LP (collectively, the “Standby Purchasers”) by 2.5 million New Common Shares. The Standby Purchasers will agree to subscribe, on an equal basis, for the balance of the 5.625 million New Common Shares subject to the Share Election not acquired by Electing Affected Creditors for a subscription price of $5.50 per share and the subscription proceeds from the Standby Purchasers will be deposited into the Cash Pool.
2.	Timing for Amended and Restated Plan to be Effective
     If the Second Amended and Restated Plan is approved at the Meetings, it is now possible that the Court hearing in respect of the Sanction Order will be held after December, 2005. The date of this hearing will be posted on the Website.
3.	Summary of Fully-Diluted New Common Shares
     The summary of the fully-diluted New Common Shares allocated under the Amended and Restated Plan would under the Second Amended and Restated Plan be as follows (assuming that elections under the Share Option equal the full 5.625 million New Common Shares):
Summary of Fully-Diluted New Common Shares

	Fully Diluted Shares
	(million)%
Affected Creditors
New Common Shares	6.7	23.7%

Equity Sponsors
New Common Shares	19.4	68.3%

Province of Ontario
New Province Warrants	2.3	8.0%

Total Fully Diluted Shares	28.4	100.0%

4.	General
     Stelco has also issued a press release on the Second Amended and Restated Plan which may be accessed on its website at www.stelco.ca.
     If there is additional information on the Second Amended and Restated Plan or the Meetings, it will be posted to the Website. Please check the Website prior to the Meetings.
December 8, 2005